Exhibit 99.1

Teck Resources Limited TSX: TECK.A, TECK.B NYSE: TECK www.teck.com	Management’s Discussion and Analysis

This management’s discussion and analysis is dated as at July 22, 2020 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended June 30, 2020 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2019. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2019, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•

Our profitability in the second quarter declined from a year ago, primarily as a result of significant decreases in prices for our principal products compared to the same period last year, as shown in the table below, and a decrease in steelmaking coal sales volumes.

Average Prices and Exchange Rates	Three months ended June 30,		Change
	2020	2019
Steelmaking coal (realized US$/tonne)	$114	$182	(37%)
Copper (LME cash – US$/pound)	$2.43	$2.77	(12%)
Zinc (LME cash – US$/ pound)	$0.89	$1.25	(29%)
Blended bitumen (realized US$/barrel)	$13.93	$51.40	(73%)
Average exchange rate (CAD$ per US$1.00)	$1.39	$1.34	4%

•

COVID-19 continues to be the most critical health and safety issue facing Teck. All of our mines are currently operating and we continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. We expensed $260 million in costs associated with COVID-19 in the second quarter, of which $75 million relates to borrowing costs that would otherwise have been capitalized for QB2. See page 8 for details.

•

Our steelmaking coal sales in the quarter were 5.0 million tonnes and our adjusted site cash cost of sales(1) (2) were $68 per tonne due to the impact of COVID-19. We expect adjusted site cash cost of sales(1) to decrease below $60 per tonne by the end of 2020 due to changes in the cost structure of our steelmaking coal business unit. See page 11 for details.

•

We suspended construction on our QB2 Project in March 2020 in light of COVID-19 and project construction activities remain partially suspended. Construction activities are gradually and safely ramping up with over 3,000 people currently on site, 4,000 expected by the end of July and increasing to pre-suspension levels with a workforce of 8,000 by the end of October, as conditions allow. A more detailed update on the impacts of COVID-19 on the QB2 project is outlined in the Copper business unit section. See page 21 for details.

Notes:

1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

1            Management’s Discussion and Analysis

•	Construction of the Neptune Bulk Terminals upgrade is progressing in accordance with plans with construction expected to be completed in the first quarter of 2021. See page 14 for details.

•

Since the launch of our cost reduction program at the beginning of Q4 2019, we have realized approximately $250 million in operating cost reductions and $430 million in capital cost reductions. These reductions are against our expected spending that was contemplated at the end of June 2019.

Profit (Loss) and Adjusted Profit

In the second quarter, we had a loss attributable to shareholders of $149 million, or a $0.28 loss per share, compared with profit attributable to shareholders of $231 million, or $0.41 per share, in the same period a year ago.

Adjusted profit attributable to shareholders in the second quarter, taking into account the items identified in the table below, was $89 million, or $0.17 per share, compared with $498 million, or $0.88 per share, in the second quarter of 2019. The most significant second quarter adjustment to profit reflected in the table below was costs associated with COVID-19, which were primarily related to the suspension of our QB2 project. In addition, we had a significant adjustment for environmental costs relating to the impact of remeasuring our decommissioning and restoration provisions for our closed operations using a current credit-adjusted risk-free discount rate.

The decrease in our profit (loss) and adjusted profit compared with a year ago was primarily due to the significant negative effect of COVID-19 on the prices for our key products and partly due to a decrease in our steelmaking coal sales volumes.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Profit (loss) attributable to shareholders	$(149)	$231	$(461)	$861
Add (deduct) on an after-tax basis:
Asset impairment	—	109	474	109
COVID-19 costs	147	—	169	—
Environmental costs	69	25	(18)	54
Inventory write-downs (reversals)	38	9	65	1
Share-based compensation	17	7	(5)	19
Commodity derivatives losses (gains)	(20)	8	(5)	(6)
Debt prepayment option gain	—	(26)	—	(77)
Loss on debt redemption or purchase	8	166	8	166
Other	(21)	(31)	(44)	(42)

Adjusted profit attributable to shareholders[1]	$89	$498	$183	$1,085
Adjusted basic earnings per share1 2	$0.17	$0.88	$0.34	$1.92
Adjusted diluted earnings per share1 2	$0.17	$0.87	$0.34	$1.90

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $25 million of after-tax gains ($40 million, before tax) in the second quarter, or $0.05 per share. We do not adjust our profit for pricing adjustments.

2            Management’s Discussion and Analysis

COVID-19 Financial Impacts

We have been tracking COVID-19 expenditures and have included these costs in our adjusted profit calculation noted above to assist readers in understanding our normal operating results. Of these costs, those that are related to capital projects that do not qualify for capitalization will be expensed as incurred, including costs of demobilization and remobilization. In addition, COVID-19 costs that are not directly related to the production of our products will be expensed as incurred and will not be included in the costing of our inventory. When a capital project such as QB2 is temporarily suspended, we are not able to capitalize borrowing costs on the project and our finance expense will increase as a result. We adjust for borrowing costs that would otherwise have been capitalized in our adjusted profit calculation.

In the second quarter, we expensed $185 million in costs associated with COVID-19 across our operations and projects. These expenditures included abnormal costs incurred as a result of temporary demobilization of QB2, the temporary shut-down of our Antamina operations and reduced production levels across our operations early in the quarter. We also expensed approximately $75 million of borrowing costs that would have otherwise been capitalized if construction on our QB2 project was not suspended.

The following table is intended to outline the types of COVID-19 costs incurred and where they are classified in our financial statements:

Financial Statement Category (CAD$ in millions)	Examples of COVID-19 costs	COVID-19 Costs Q2 2020
Cost of sales

COVID-19 costs at operating sites including:

•   Labour costs for idle employees

•   Medical testing, safety equipment and supplies

•   Additional transportation and accommodation costs for social distancing at operating sites

$ 34

Other operating income (expense)	COVID-19 costs including: • QB2 demobilization, remobilization and care and maintenance costs • Antamina care and maintenance and labour costs during temporary mine closure • COVID fund donations	$ 151

Finance expense	Borrowing costs that would have been capitalized for QB2 if the project was not suspended	$ 75

Total COVID-19 costs		$ 260

Total COVID-19 cost (after-tax and non-controlling interests)		$ 147

3            Management’s Discussion and Analysis

FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except per share data)	2020	2019	2020	2019
Revenues and profit
Revenues	$1,720	$3,138	$4,097	$6,244
Gross profit before depreciation and amortization[1]	$453	$1,446	$1,229	$2,861
Gross profit	$139	$1,051	$537	$2,093
EBITDA[1]	$177	$827	$222	$2,237
Profit (loss) attributable to shareholders	$(149)	$231	$(461)	$861

Cash flow
Cash flow from operations	$300	$1,120	$579	$1,640
Property, plant and equipment expenditures	$792	$599	$1,610	$1,081
Capitalized stripping costs	$97	$170	$269	$369
Investments	$52	$48	$81	$80

Balance Sheet
Cash balances			$336	$1,529
Total assets			$39,238	$41,215
Debt and lease liabilities, including current portion			$6,157	$4,865

Per share amounts
Profit (loss) attributable to shareholders	$(0.28)	$0.41	$(0.86)	$1.52
Dividends declared	$0.05	$0.05	$0.10	$0.10

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Steelmaking coal (million tonnes)	5.1	6.4	10.0	12.5
Copper[2]	59	77	130	147
Zinc in concentrate	94	184	248	319
Zinc – refined	70	75	149	149
Bitumen (million barrels)[2]	1.7	3.2	4.6	6.0

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Steelmaking coal (million tonnes)	5.0	6.4	10.7	12.6
Copper[2]	55	77	128	151
Zinc in concentrate	101	112	260	267
Zinc – refined	70	75	150	150
Blended bitumen (million barrels)[2]	2.2	4.2	6.6	7.9

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$114	$182	$123	$184
Copper (LME cash – US$/pound)	$2.43	$2.77	$2.49	$2.80
Zinc (LME cash – US$/ pound)	$0.89	$1.25	$0.93	$1.24
Blended bitumen (realized US$/barrel)	$13.93	$51.40	$23.67	$47.08
Average exchange rate (CAD$ per US$1.00)	$1.39	$1.34	$1.37	$1.33

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2.

We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

4            Management’s Discussion and Analysis

BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Revenues
Steelmaking coal	$792	$1,588	$1,815	$3,140
Copper	405	646	975	1,276
Zinc	479	609	1,087	1,321
Energy	44	295	220	507

Total	$1,720	$3,138	$4,097	$6,244

Gross profit (loss) before depreciation and amortization1 2
Steelmaking coal	$220	$919	$641	$1,828
Copper	174	289	436	572
Zinc	132	168	315	369
Energy	(73)	70	(163)	92

Total	$453	$1,446	$1,229	$2,861

Gross profit (loss)
Steelmaking coal	$58	$720	$304	$1,446
Copper	103	174	259	344
Zinc	73	123	192	274
Energy	(95)	34	(218)	29

Total	$139	$1,051	$537	$2,093

Gross profit (loss) margins before depreciation1 2
Steelmaking coal	28%	58%	35%	58%
Copper	43%	45%	45%	45%
Zinc	28%	28%	29%	28%
Energy	(166)%	24%	(74)%	18%

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

5            Management’s Discussion and Analysis

STEELMAKING COAL BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Steelmaking coal price (realized US$/tonne)	$114	$182	$123	$184
Steelmaking coal price (realized CAD$/tonne)	$157	$244	$168	$246
Production (million tonnes)	5.1	6.4	10.0	12.5
Sales (million tonnes)	5.0	6.4	10.7	12.6
Gross profit before depreciation and amortization1 2	$220	$919	$641	$1,828
Gross profit	$58	$720	$304	$1,446
Property, plant and equipment expenditures	$222	$157	$439	$297

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit in the second quarter from our steelmaking coal business unit was $58 million compared with $720 million a year ago. Gross profit before depreciation and amortization(1) (2) in the second quarter declined by $699 million from a year ago (see table below), primarily due to a CAD$87 per tonne decrease in realized steelmaking coal prices and a 22% decline in sales volumes.

The extended shutdown at Neptune Bulk Terminals from May to September is progressing as planned and reduced our logistics chain capacity and production levels in the second quarter, as expected. Production at our mines was also impacted by reduced workforce levels at the beginning of the second quarter and lower demand, both of which were due to the impact of COVID-19.

Our second quarter sales volumes of 5.0 million tonnes were 1.4 million tonnes lower than the same period a year ago and 700,000 tonnes lower than the first quarter of this year. In the second quarter, some of our customers delayed purchases in response to reduced demand for their steel products.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

6            Management’s Discussion and Analysis

The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended June 30,
As reported in second quarter of 2019	$919
Increase (decrease):
Steelmaking coal price realized	(457)
Sales volumes	(196)
Poscan royalty	(22)
Inventory write-downs	(32)
COVID-19 costs	(18)
Foreign exchange	26

Net decrease	(699)

As reported in current quarter	$220

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures totaled $222 million in the second quarter, of which $136 million was for sustaining capital including expenditures previously classified as major enhancement capital. Our sustaining capital expenditures in the second quarter also included $51 million associated with water projects. Capitalized stripping costs were $60 million in the second quarter compared with $115 million a year ago.

Markets

The COVID-19 pandemic continued to impact demand for steelmaking coal in the second quarter. A number of steel producers outside of China adjusted production and reduced stock levels in response to the reduced demand for their steel products. Steelmaking coal supply from major producing areas declined in response to lower demand.

Steel production in China returned to pre COVID-19 production levels during the second quarter and China continued to increase steelmaking coal seaborne imports to mitigate lower Chinese domestic production and lower imports from Mongolia. We expect steel producers outside of China to continue operating at reduced production levels through the third quarter. However, there are signs of improved demand as economies start to reopen and some previously idled steel plants return to production.

With the negative impact of COVID-19 on demand and supply, particularly outside of China, we have seen steelmaking coal prices come under pressure since mid March.

Operations

As part of our continued focus on reducing risk of transmission and supporting efforts to prevent COVID-19, our second quarter production of 5.1 million tonnes was 20% lower than the same period a year ago. We reduced our workforce by up to 50% for physical distancing requirements starting on March 25, 2020 and on April 10, 2020 operations ramped up to 75% of regular workforce levels. Effective May 12, 2020, hourly personnel restrictions were lifted and workforce levels returned to 100%.

As previously disclosed, we took shutdown days in the second quarter and will continue to do this through the third quarter at certain plants and mines to manage costs through the extended Neptune Bulk Terminals shutdown, which is progressing as planned. Additional shutdown days are planned to align our

7            Management’s Discussion and Analysis

production targets with market demand, which has been impacted by COVID-19. Production rates in the second quarter averaged approximately 80% of our original plan due to COVID-19 impacts.

Cardinal River Operations completed its final production in June after 51 years of mining. The operation will transition to closure in the second half of 2020. The Elkview plant now has the capacity to produce nine million tonnes annually, which will enable us to replace higher cost production from our Cardinal River Operations with lower cost production from our Elkview Operations.

Despite the COVID-19 measures we have implemented, productivities at our operations continue to achieve historically high performance levels. The efficiencies realized and supported by our RACE21™ innovation-driven business transformation program resulted in record second quarter truck productivities, helping drive down material movement costs.

Cost of Sales

Unexpected costs associated with COVID-19 response measures were approximately $6 per tonne in the quarter and included idle labour costs and additional contractors and supplies for physical distancing and enhanced cleaning protocols. A substantial portion of the upward pressure on unit costs associated with COVID-19 in this quarter are not expected to continue going forward. Proactive measures have been taken to adjust operating plans and reduce costs to match anticipated market demand. Total site cash spending decreased by 18% in the second quarter compared to a year ago and by 4% when compared to the first quarter of this year, supported by the acceleration of our cost reduction program and lower diesel prices. However, adjusted site cash cost of sales(1) (2) in the second quarter were $68 per tonne, or $2 per tonne higher than a year ago due to fixed costs being shared over reduced production levels and the unexpected costs relating to COVID-19, noted above.

Second quarter transportation costs were $39 per tonne, consistent with the same period a year ago. Port costs were higher in the quarter as the proportion of volumes going through Westshore increased with the five-month shutdown at Neptune Bulk Terminals in progress. This was offset by lower rail rates in the quarter.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in CAD$ per tonne)	2020	2019	2020	2019
Adjusted site cash cost of sales[1]	$68	$66	$66	$65
Transportation costs	39	39	41	39
Inventory write-downs	6	—	3	—
Labour settlement	1	—	—	—

Unit costs[1]	$114	$105	$110	$104

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

8            Management’s Discussion and Analysis

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per tonne)	2020	2019	2020	2019
Adjusted site cash cost of sales[1]	$49	$49	$48	$49
Transportation costs	28	29	30	29
Inventory write-downs	5	—	2	—
Labour settlement	1	—	—	—

Unit costs[1]	$83	$78	$80	$78

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation to GAAP measures.

Our total cost of sales for the quarter also included a $17 per tonne charge for the amortization of capitalized stripping costs and $16 per tonne for other depreciation.

Development Projects

In order to improve productivity and safety for construction of the Neptune Bulk Terminals upgrade project, as previously announced, operations at Neptune Bulk Terminals are suspended from May to September. This project is a strategic priority and will strengthen the performance of our steelmaking coal supply chain. To date, COVID-19 related issues have not substantially affected works on the critical path and the project and major equipment deliveries remain on track. Completion of construction is still expected in the first quarter of 2021, with the new double dumper expected to be commissioned in the second quarter of 2021.

As part of our strategy to maintain annual production capacity of approximately 26 to 27 million tonnes in the Elk Valley, our Elkview Operations completed its plant expansion project in April. The Elkview plant now has the capacity to produce nine million tonnes annually, which will enable us to replace higher cost production from our Cardinal River Operations with lower cost production from our Elkview Operations. Taking into account both the cost savings and the higher average pricing for Elkview products, assuming US$150 per tonne coal pricing as a reference, a two million tonne increase in production capacity from Elkview Operations would translate to an increase of approximately $160 million(1) in annualized EBITDA.

We continue to advance permitting at our Fording River, Elkview and Greenhills operations.

Outlook

We have issued updated guidance for the second half of 2020, which reflects the continued uncertainty around the extent and duration of the impact of COVID-19 on demand and prices for commodities. See page 35.

Our production in the second half of 2020 is expected to be between 11.0 and 12.0 million, tonnes which includes the scheduled Neptune shutdown and the estimated impacts of COVID-19. Despite the production cutbacks we are experiencing in 2020, we continue to maintain an annual production capacity of approximately 26 to 27 million tonnes supported by the four operations in the Elk Valley.

Note:

(1)

Based on an initial investment of $135 million and lower operating costs for Elkview coal, and assuming US$150 per tonne benchmark coal pricing and a Canadian to US dollar exchange rate of $1.38. Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

9            Management’s Discussion and Analysis

We are expecting sales of 5.0 to 5.4 million tonnes in the third quarter of 2020. The impacts of COVID-19 are expected to continue to impact the balance between demand and supply for steelmaking coal. We continue to work with our customers and monitor the effect that reduced global economic activity resulting from COVID-19 might have on steelmaking coal demand and pricing.

We expect adjusted site cash cost of sales in the second half of 2020 to be approximately $60 to $64 per tonne. Higher costs of sales in the first and second quarters of 2020 due to logistics issues and our COVID-19 response are expected to be offset by the cost reduction efforts and mine production curtailments through temporary shutdowns going into the second half of the year. Further, with the closure of our Cardinal River Operations and the expansion of our Elkview Operations completed in the first half of 2020, we have structurally shifted the cost base lower for the business unit. RACE21TM continues to deliver value as planned and with all of these factors combined, we expect to end 2020 with adjusted site cash cost of sales below $60 per tonne.

Transportation costs in the second half of 2020 are expected to be approximately $39 to $42 per tonne.

Our 2020 expected capital spending remains substantially unchanged from our original guidance issued in February 2020, as cost reduction efforts in response to COVID-19 impacts were offset with the upward pressure on project costs. These costs were primarily associated with the safe completion of the Elkview expansion project in March and April of 2020 in the middle of the transition to COVID-19 measures.

We expect sustaining capital expenditures for our steelmaking coal operations to be approximately $630 million in 2020, including approximately $305 million related to water treatment, $250 million for ongoing operations and $75 million for sustaining capital projects ongoing at Neptune Bulk Terminals. Included in the sustaining capital expenditure guidance is $150 million that was previously included in the 2020 guidance in the category of major enhancement capital that primarily relates to increasing the plant capacity at Elkview Operations and the development of new mining areas at our Elk Valley Operations, including the Castle project at Fording River Operations.

In addition to the 2020 capital expenditures noted above, the Neptune Bulk Terminals facility upgrade project includes $360 million to be spent in 2020 and approximately $160 million in 2021 and is considered growth capital.

RACE21™ growth capital includes $35 million that will be invested in the coal operations, relating to our autonomous haulage pilot project at our Elkview Operations.

Capitalized stripping costs in 2020 are expected to be approximately $320 to $360 million, which is lower than our previously issued guidance due to mine production curtailments in response to reduced sales demand.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate, and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In 2019, the B.C. Government endorsed the use of Saturated Rock Fill (SRF) technology, and we have received approval to construct an expansion and double the current SRF water treatment capacity at Elkview Operations. Elkview Operations’ SRF has been successfully operating since January 2018, treating up to 10 million litres per day and achieving near-complete removal of nitrate and selenium from mine-impacted waters.

The majority of our 2020 planned capital spending for water projects in the steelmaking coal business unit relates to the near completion of our Fording River Active Water Treatment Facility (AWTF), the Elkview Phase 2 SRF as well as the advancement of the Eagle 4 SRF at our Fording River Operations. Capital spending in 2020 on water treatment is expected to increase by approximately $15 million from our original

10            Management’s Discussion and Analysis

guidance to approximately $305 million as we advance the development and construction of the Eagle 4 SRF in 2020. With respect to COVID-19, physical-distancing protocols have resulted in short term labour shortages. We anticipate the completion of our Fording River AWTF will now be delayed to the first quarter of 2021. We continue to expect the Elkview Phase 2 SRF, which will treat 20 million litres of water, to be completed in the fourth quarter of 2020. We continue to invest in various innovative technical solutions to address water quality issues. Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.

From 2021 to 2024, we plan to invest an additional $350 to $400 million of capital to further increase water treatment capacity to 90 million litres per day by the end of 2024. In addition, during the same period we plan to spend approximately $85 million in capital on source control and calcite management and approximately $90 million on tributary-specific treatment. Capital spending in 2021 is expected to be similar to 2020 levels and is expected to decrease significantly in 2022 to 2024. Following the completion of both the Elkview SRF Phase 2 and the AWTF at Fording River Operations, the plan includes the construction of 30 million litres per day of additional SRF capacity at the north end of the Elk Valley and 12.5 million litres per day at our Line Creek Operations. The first phase of our next SRF at the north end of the Elk Valley is designed to treat 7.0 million litres per day and completion is expected in 2021.

Operating costs associated with water treatment were approximately $1.30 per tonne in 2019 and are projected to increase gradually over the long-term to approximately $3 per tonne as additional AWTFs and SRFs become operational. After 2024, ongoing capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. As previously noted, our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs. Implementation of this plan will require additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

Fish census data obtained in late 2019 showed unexpected and substantial reductions in populations of westslope cutthroat trout in certain mine-affected waters in the Elk Valley. The causes of the reductions are unclear and substantial technical effort is underway to determine whether the reductions are associated with water quality issues, flow conditions and habitat availability, or predation or other natural causes, and to develop a response plan. Until the results of this additional work are available, currently expected by the end of 2020, and appropriate mitigation measures in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley. Concurrently, Teck is moving forward with developing westslope cutthroat trout recovery actions for implementation in 2020.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. Discussions with respect to the draft charges continue. It is not possible at this time to fully assess the viability of our potential defenses to any

11            Management’s Discussion and Analysis

charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.

COPPER BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Copper price (realized – US$/pound)	$2.45	$2.75	$2.49	$2.80
Production (000’s tonnes)[3]	59	77	130	147
Sales (000’s tonnes)[3]	55	77	128	151
Gross profit, before depreciation and amortization1 2	$174	$289	$436	$572
Gross profit	$103	$174	$259	$344
Property, plant and equipment expenditures	$488	$337	$1,001	$580

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.
3.

We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.

Performance

Gross profit from our copper business unit was $103 million in the second quarter compared with $174 million a year ago. Gross profit before depreciation and amortization(1) (2) decreased by $115 million compared with a year ago (see table below) primarily due to lower sales volumes from the temporary suspension of operations at Antamina, as well as lower copper prices and reduced by-product contributions. These items were partially offset by lower total cash unit costs supported by our cost reduction program and favourable foreign exchange rates. Contributions from zinc and molybdenum by-products declined significantly from a year ago due to lower prices and substantially lower zinc sales volumes from Antamina and lower molybdenum sales volumes from Highland Valley Copper.

Copper production of 59,300 tonnes in the second quarter was 18,000 tonnes lower than a year ago, with 13,600 tonnes attributable to a decrease at Antamina. The decrease was primarily due to the suspension of operations at Antamina to support Peruvian COVID-19 response efforts and to facilitate a change in workforce, that began on April 13, 2020 with a duration of 43 days. Production at Highland Valley Copper, Carmen de Andacollo and Quebrada Blanca were also lower than a year ago.

Antamina resumed operations on May 26 and ramped up to full production in June, ahead of the original plan to achieve full production in the third quarter. At Highland Valley Copper, after initially reducing on-site workforce by 50% and scaling back operations to approximately 80% of production, we have gradually ramped back up to full production rates while continuing with a reduced workforce on site. In Chile, at our Carmen de Andacollo and Quebrada Blanca operations, we have generally maintained production levels while reducing the on-site workforce where possible. Labour intensive activities such as maintenance, mine operations, and projects continue to be impacted by COVID-19 safety protocols.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

12            Management’s Discussion and Analysis

The table below summarizes the change in gross profit before depreciation and amortization in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended June 30,
As reported in the second quarter of 2019	$289
Increase (decrease):
Copper price realized	(46)
Sales volumes	(66)
Co-product and by-product contribution	(37)
Unit operating costs	25
Inventory write-down (2019)	8
COVID-19 costs	(9)
Foreign exchange (CAD$/US$)	10

Net decrease	(115)

As reported in current quarter	$174

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures totaled $488 million, including $31 million for sustaining capital and $446 million for project development expenditures for QB2. Capitalized stripping costs were $24 million in the second quarter, $28 million lower than a year ago due to mine plan changes and the deferral of waste movement at Antamina and Highland Valley Copper.

Markets

Tightness in the copper concentrate market continued into the second quarter, with spot treatment charges remaining below the annual negotiated contract terms for 2020. Operational issues that affected Chinese domestic logistics in the first quarter have been mostly resolved, however, production and logistics issues surfaced in the rest of the world during the second quarter. Through the second quarter, the effects of COVID-19 increased, impacting the production and shipments of concentrates from Latin America and Central Africa while Chinese smelter production began to return to normal levels.

Mine production disruptions impacted the first half of 2020 and are running well above 2019 levels. Government initiatives to reduce personal contact, due to COVID-19, impacted mine operations, trucking operations, and port facilities during the second quarter. These restrictions have slowed the movement of concentrates to the seaborne market, reducing the concentrate stocks built up during China’s temporary shutdowns in the first quarter. With smelter capacity and production in China continuing to increase, concentrate supply tightness continued through the second quarter.

The refined copper market improved during the second quarter with prices rising from a low of US $2.16 per pound at the beginning of the quarter to end the quarter at US$2.73 per pound. The recovery in the copper price is partly the result of Chinese government stimulus measures, increased infrastructure spending, and improved construction and manufacturing activities.

Operations

Highland Valley Copper

Copper production of 29,300 tonnes in the second quarter was 3% lower than a year ago, as higher copper grades and mill recoveries were offset by a 9% decrease in throughput. Production was impacted in the second quarter by a change in mine sequencing in support of reduced waste movement as well as

13            Management’s Discussion and Analysis

maintenance challenges. Copper production is expected to be higher during the second half of this year as a result of increased mill throughput and rising ore grades. In the second quarter, molybdenum production of 1.0 million pounds was 1.2 million pounds lower than a year ago primarily due to substantially lower grades and lower mill throughput.

Operating costs before changes in inventory in the second quarter were $126 million, or $37 million lower than a year ago primarily due to less material milled and mined, lower maintenance costs, lower consumable prices and the impact of our cost reduction program.

Antamina

Copper production (100% basis) of 54,600 tonnes in the second quarter was 60,500 tonnes lower than a year ago primarily due to the temporary suspension of operations to support Peruvian COVID-19 response efforts, which lasted for 43 days during the quarter. The mix of mill feed in the quarter was 65% copper-only ore and 35% copper-zinc ore, compared with 55% and 45%, respectively, a year ago. As a result of the suspension of operations, zinc production (100% basis) decreased 30,800 tonnes from a year ago to 48,300 tonnes in the second quarter.

Operating costs before changes in inventory in the second quarter were US$33 million (22.5% share), or 57% lower than a year ago primarily as a result of the temporary suspension of operations.

Carmen de Andacollo

Copper production of 14,100 tonnes in the second quarter was 1,200 tonnes lower than a year ago as lower copper grades and mill recoveries offset higher mill throughput.

Operating costs before changes in inventory in the second quarter of US$48 million, were US$6 million lower than a year ago primarily due to lower consumables and contractor costs as well as the depreciation of the Chilean peso.

Quebrada Blanca

As expected, copper cathode production of 3,500 tonnes in the second quarter was 2,000 tonnes lower than a year ago due to the planned ramp-down of cathode production.

Operating costs before changes in inventory in the second quarter were US$14 million, or $7 million lower than a year ago primarily due to the planned ramp-down of cathode production and the depreciation of the Chilean peso.

14            Management’s Discussion and Analysis

Cost of Sales

Total cash unit costs(1) (2) in the second quarter, before cash margin for by-products, of US$1.57 per pound, were US$0.15 per pound lower than the same period a year ago. Cost of sales of $302 million were $170 million lower than the same period last year due mainly to a 23% decline in sales volumes in the quarter. Total cash unit costs and cost of sales as reported were lower than the same period last year due to lower operating costs supported by our cost reduction program and favourable foreign exchange rates, which more than offset the lower sales contribution from Antamina and additional costs incurred due to COVID-19. Unexpected costs associated with COVID-19 in the second quarter included in cost of sales were $9 million, which is equivalent to US$0.06 per pound.

Cash margin for by-products(1) (2) was US$0.22 per pound compared with US$0.34 per pound in the same period a year ago. This was primarily due to substantially lower zinc production and sales volumes from Antamina, as well as lower zinc and molybdenum prices. The resulting net cash unit costs for copper, after cash margin for by-products, of US$1.35 per pound was slightly lower than the same period a year ago.

	Three months ended June 30,		Six month ended June 30,
(amounts reported in US$ per pound)	2020	2019	2020	2019
Adjusted cash cost of sales1 2	$1.40	$1.53	$1.39	$1.59
Smelter processing charges	0.17	0.19	0.17	0.20

Total cash unit costs1 2	$1.57	$1.72	$1.56	$1.79
Cash margin for by-products1 2	(0.22)	(0.34)	(0.25)	(0.32)

Net cash unit costs1 2	$1.35	$1.38	$1.31	$1.47

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Outlook

We have issued updated guidance for the second half of 2020, which reflects the continued uncertainty around the extent and duration of the impact of COVID-19 on demand and prices for commodities. See page 35.

We continue to monitor the impact of COVID-19 on reduced global economic activity and the corresponding potential effects on demand for our products and our ability to maintain production levels. Currently, Highland Valley Copper, Antamina, Carmen de Andacollo and Quebrada Blanca are operating at full production rates which we expect to maintain through the second half of 2020. However, labour intensive activities such as maintenance, mine operations and projects continue to be impacted by COVID-19 safety protocols and in some instances we have changed our plans to manage these impacts.

We expect copper production to be in the range of 145,000 to 160,000 tonnes in the second half of 2020. Full year production is expected to be lower than our previously issued guidance primarily due to the temporary suspension of operations at Antamina as well as production plan changes at Highland Valley Copper. We expect molybdenum production in the second half of 2020 to be 2.2 to 3.0 million pounds.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

15            Management’s Discussion and Analysis

In the second half of 2020, we expect our copper total cash unit costs to be in the range of US$1.45 to US$1.55 per pound before cash margin for by-products. Copper net cash unit costs are expected to be in the range of US$1.20 to US$1.30 per pound after cash margin for by-products based on current production plans, by-product prices and exchange rates. We do not anticipate COVID-19 costs to have a material impact on our cash unit costs in the second half of 2020.

We expect 2020 sustaining capital expenditures to be $160 million, including expenditures previously classified as major enhancement capital expenditures. We expect growth capital expenditures to be $35 million, excluding QB2, which is reported separately.

Development Projects

Quebrada Blanca Phase 2

Project construction activities remain partially suspended, with overall project progress at 29%. During the second quarter, the site workforce was gradually increased to over 2,500 people focused on critical path activities and other construction works to prepare for a full restart when conditions allow. The site workforce is currently over 3,000 people. Appropriate COVID-19 management protocols are in place to protect the health and safety of our employees, aligned with guidance from authorities. We are also continuing to advance permitting, procurement, manufacturing and transportation of materials, which are expected to enhance the ability to advance the project once full construction restarts.

We have completed extensive planning for ramping up construction in a staged fashion and the situation is continuously being assessed in light of the current COVID-19 situation in Chile. We are planning to continue a gradual ramp up of the construction workforce over the next three months towards the pre-suspension workforce level with approximately 4,000 people on site by the end of July and approximately 8,000 people by the end of October, as conditions allow. We will ensure necessary protocols are in place to protect the health and safety of our employees, including adding additional camp space. Based on our current ramp up schedule, which is subject to change based on conditions, we aim to achieve overall project progress of close to 40% by year end. Peak construction is not expected until sometime in the first half of 2021.

Prior to the escalation of the COVID-19 situation late in the first quarter, we completed an updated capital cost estimate for the QB2 project. The go-forward funding requirement from April 1, 2020 was estimated at US$3.9 billion based on a schedule that contemplated first production in the second quarter of 2022. The temporary suspension due to COVID-19 in mid-March will impact both future expenditures and the project schedule. The overall impact to cost and schedule will depend on the length of the suspension and ramp up period, and costs to date are in line with our earlier guidance.

Assuming the staged ramp-up proceeds through the third quarter as currently planned, the impact of the construction suspension, including estimated ramp-up costs and estimated costs associated with ongoing compliance with health and safety protocols in the context of COVID-19 are anticipated to be approximately US$260 to $290 million with an expected schedule delay of approximately five to six months, including demobilization, suspension and restart impacts. In addition, we expect to construct more camp space to manage physical distancing at an incremental cost of US$25 to $40 million. If we are not able to ramp up through the third quarter as per the current plan, each additional month of partial suspension is expected to have an additional cost impact of approximately US$25 to $35 million, and one month of additional schedule delay.

16            Management’s Discussion and Analysis

ZINC BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Zinc price (realized – US$/pound)	$0.89	$1.23	$0.93	$1.22
Production (000’s tonnes)
Refined zinc	70	75	149	149
Zinc in concentrate[1]	84	166	212	285
Sales (000’s tonnes)
Refined zinc	70	75	150	150
Zinc in concentrate[1]	93	95	227	234
Gross profit before depreciation and amortization2 3	$132	$168	$315	$369
Gross profit	$73	$123	$192	$274
Property, plant and equipment expenditures	$53	$61	$94	$101

Notes:

1.	Represents production and sales from Red Dog and Pend Oreille (closed in July 2019). Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit from our zinc business unit was $73 million in the second quarter compared with $123 million a year ago. Gross profit before depreciation and amortization decreased by $36 million compared with a year ago (see table below) primarily due to substantially lower zinc prices, partially offset by reduced royalty expense.

At our Red Dog Operations, zinc and lead production in the second quarter decreased by 47% and 26%, respectively, compared to a year ago. The lower production was primarily due to several maintenance challenges as well as lower grades resulting from mine sequencing changes to manage site water levels. At Trail Operations, production of refined zinc was 6% lower than a year ago, while lead production was 12% higher than a year ago. Trail’s zinc production in the second quarter was impacted by annual zinc roaster maintenance.

Following reduced site workforce levels early in the second quarter in response to COVID-19, we have gradually transitioned our frontline operating personnel back to site at our Trail Operations while altering maintenance schedules to accommodate physical distancing measures. At our Red Dog Operations, travel restrictions and modified schedules remain in place due to the fly-in, fly-out nature of the operation. Maintenance schedules and our ability to respond to maintenance challenges were impacted in the second quarter. Labour intensive activities such as maintenance, mine operations, and projects continue to be impacted by COVID-19 safety protocols.

17            Management’s Discussion and Analysis

The table below summarizes the change in gross profit before depreciation and amortization, in our zinc business unit for the quarter.

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended June 30,
As reported in the second quarter of 2019	$168
Increase (decrease):
Zinc price realized	(69)
Sales volumes	(4)
Unit operating costs	12
Co-product and by-product contribution	8
Royalties	17
COVID-19 costs	(8)
Foreign exchange	8

Net decrease	(36)

As reported in current quarter	$132

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures include $51 million for sustaining capital, of which $7 million relates to our Trail Operations and $44 million relates to Red Dog.

Markets

The zinc concentrate market moved from surplus into deficit in the second quarter of 2020, with spot treatment charges falling below the annual negotiated terms for 2020. Production and logistics issues in Latin America combined with a slower ramp up of Chinese mine production, created a shortage of seaborne material available to smelters during the quarter and increased demand for concentrates within China. Chinese zinc mine production to April was down 4.8%, while smelter production was up 7.5% according to the International Lead Zinc Study Group. Zinc concentrate shipments into China rose 47% to May over the previous year, when seaborne concentrates were extremely tight.

The refined zinc market remained under pressure from the slowdown in the automotive sector, due to COVID-19. Most global automotive plants restarted by early May, but at reduced operating rates. The slow reopening of economies from lockdown in Europe and North America started to bring buyers back into the market. In China, manufacturers returned to normal operating rates in May and June with galvanized steel benefiting from improved construction and infrastructure demand. In the rest of the world, construction and infrastructure demand remained relatively stable while manufacturing and automotive demand have been slower to recover.

Operations

Red Dog

Zinc production declined significantly to 83,900 tonnes in the second quarter compared with 158,000 tonnes a year ago, primarily due to lower mill throughput, which was impacted by maintenance challenges, as well as lower zinc grades and mill recoveries due to ore characteristics. Zinc grades were lower in part due to mine sequencing changes required to manage high water levels at the site. Lead production decreased to 21,500 tonnes compared with 29,000 tonnes a year ago also as a result of the lower mill throughput.

18            Management’s Discussion and Analysis

Operating costs before inventory changes in the second quarter were US$84 million, 7% higher than a year ago primarily due to higher maintenance and labour costs. Unexpected costs associated with COVID-19 of US$5 million were expensed in the second quarter.

We continue implementing an increased number of tailings and water-related projects in 2020 to manage increased precipitation and water levels at the Red Dog mine. The frequency of extreme weather events has been increasing and these projects are designed to ensure that we can continue to optimize the mine operations. Water levels restricted access to high-grade ore in the second quarter and contributed to the decrease in zinc production. Zinc grades and production are expected to be higher in the second half of 2020.

Trail Operations

Refined zinc production of 70,000 tonnes in the second quarter was 4,400 tonnes lower than a year ago. The lower production was primarily due to the extension of annual zinc roaster maintenance to facilitate physical distancing and align production levels with available feed sources.

Refined lead production of 17,800 tonnes in the second quarter was 1,900 tonnes higher than the same period last year.

Silver production decreased to 2.9 million ounces compared with 3.9 million ounces a year ago primarily as a result of the treatment of in-process inventory during the second quarter of 2019.

Operating costs before changes in inventory in the second quarter were 7% lower than a year ago at $121 million primarily due to lower overtime, reduced operating supplies costs and lower annual maintenance shutdown costs.

Cost of Sales

Total cash unit costs of product sold in the second quarter for our zinc mining operations, before cash margin for by-products, of US$0.47 per pound were lower than a year ago. Cost of sales of $406 million were $80 million lower than the same period last year. Total cash unit costs and cost of sales as reported were lower than the same period last year due to lower transportation costs and the processing of higher-cost material from Pend Oreille in 2019. Lower adjusted cash cost of sales were partially offset by an increase in smelter processing charges. Net cash unit costs for zinc, after cash margin for by-products, of US$0.43 per pound were US$0.06 lower than a year ago. There were 2,800 tonnes of lead sales during the quarter, which remained from the 2019 shipping season. Unexpected costs associated with COVID-19 included in cash cost of sales in the second quarter were US$5 million, which is equivalent to US$0.03 per pound.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2020	2019	2020	2019
Adjusted cash cost of sales1 2	$0.25	$0.32	$0.24	$0.31
Smelter processing charges	0.22	0.19	0.22	0.18

Total cash unit costs1 2	$0.47	$0.51	$0.46	$0.49
Cash margin for by-products1 2	(0.04)	(0.02)	(0.02)	(0.03)

Net cash unit costs1 2	$0.43	$0.49	$0.44	$0.46

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

19            Management’s Discussion and Analysis

Outlook

We have issued updated guidance for the second half of 2020 with revisions, which reflects the continued uncertainty around the extent and duration of the impact of COVID-19 on demand and prices for commodities. See page 35.

Red Dog production is expected to return to full production rates in the third quarter as throughput and grades improve. However, water levels at site may continue to restrict access to high-grade ore in the second half of 2020. Our Trail Operations returned to full production rates following the extended annual roaster maintenance, which was completed in June. However, labour intensive activities such as maintenance, mine operations and projects continue to be impacted by COVID-19 safety protocols and in some instances, we have changed our plans to manage these impacts.

We expect zinc in concentrate production in the second half of 2020, including co-product zinc production from our copper business unit, to be in the range of 315,000 to 345,000 tonnes. Zinc in concentrate production has been impacted by both production challenges at Red Dog as well as the temporary suspension of operations at Antamina in the second quarter. We expect lead production from Red Dog to be in the range of 45,000 to 50,000 tonnes in the second half of 2020.

In the second half of 2020, we expect our zinc total cash unit costs to be in the range of US$0.60 to US$0.65 per pound before cash margin for by-products. Zinc net cash unit costs are expected to be in the range of US$0.40 to US$0.50 per pound after cash margin for by-products in the second half of 2020 based on current production plans, by-product prices and exchange rates.

Zinc net cash unit costs are expected to be similar in the second half of 2020 compared to the first half. The unit cost benefits from lead by products in the second half following the normal seasonal sales pattern are being offset by higher inventory costs for zinc due to the lower grades and lower production in the first half of 2020, as well as higher treatment charges on tonnes shipped in 2020. We do not anticipate COVID-19 costs to have a material impact on our cash unit costs in the second half of 2020.

We expect 2020 sustaining capital expenditures to be $180 million, including expenditures previously classified as major enhancement capital expenditures. We expect growth capital expenditures to be $5 million.

The Red Dog concentrate shipping season commenced on July 13, 2020 following a delay due to the failure of the loading arm on one of two shipping barges. Shipping is being completed with one barge operational, and we currently expect that repairs to the other barge will be completed by the end of July. This will affect the timing of customer deliveries, but barring unforeseen severe weather conditions, we expect to ship all Red Dog production during the shipping season. We expect sales of 160,000 to 180,000 tonnes of contained zinc in the third quarter, reflecting the normal seasonal pattern of Red Dog sales.

20            Management’s Discussion and Analysis

ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Blended bitumen price (realized US$/bbl)2 3	$13.93	$51.40	$23.67	$47.08
Bitumen price (realized CAD$/bbl)2 3	$6.03	$62.28	$17.34	$55.83
Operating netback (CAD$/bbl)2 3	$(29.15)	$23.62	$(24.08)	$15.86
Production (million bitumen barrels)	1.7	3.2	4.6	6.0
Production (average barrels per day)	18,579	35,158	25,142	33,030
Sales (million blended bitumen barrels)	2.2	4.2	6.6	7.9
Gross profit (loss) before depreciation and amortization[3]	$(73)	$70	$(163)	$92
Gross profit (loss)	$(95)	$34	$(218)	$29

Notes:

1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

We incurred a gross loss of $95 million from our energy business unit in the second quarter compared with gross profit of $34 million a year ago. Gross profit before depreciation and amortization from our energy business decreased by $143 million from a gross profit of $70 million a year ago (see table below) to a loss of $73 million in the second quarter of this year. Unprecedented market volatility and a historic decline in global benchmark crude oil prices, including Western Canadian Select (WCS), resulted in significantly lower realized prices and profitability in the second quarter. As a result of the lower realized prices, we recorded inventory write-downs of $23 million in the second quarter.

Our 21.3% share of bitumen production from Fort Hills decreased by 16,579 barrels per day in the second quarter compared to last year. As previously announced, the Fort Hills Partners safely and efficiently reduced operations to a single train facility in the quarter, which helped reduce negative cash flows in light of COVID-19 and unprecedented low WCS prices. Production was also negatively impacted by extreme wet weather resulting in flooding in the mining area in June and early July. However, we expect to remain within our production guidance, noted below, for the year.

Cost of sales were $140 million in the second quarter compared with $261 million a year ago. Adjusted operating costs(1) (2) were $19.07 per barrel in the second quarter of 2020, compared to $28.06 per barrel in the same period last year and $34.88 per barrel in the first quarter of this year. Inventory write-downs of $23 million ($13.73 per bitumen barrel sold) in the second quarter are excluded from adjusted operating costs but are included in gross profit so adjusted operating costs are low as a result. For the six months ended June 30, 2020, our adjusted operating costs were $29.54 per barrel and we recorded inventory write-downs of $46 million ($9.28 per bitumen barrel sold), which resulted in the substantial reduction in adjusted operating costs set out above. Excluding the impact of the inventory write-downs recorded in the first two quarters, our site production costs are within our previously issued annual guidance of CAD$37 to CAD$40 per barrel.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

21            Management’s Discussion and Analysis

The table below summarizes the change in gross profit, before depreciation and amortization, in our energy business unit for the quarter:

Gross Profit (Loss) Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended June 30,
As reported in second quarter of 2019	$70
Increase (decrease):
Bitumen price realized	(93)
Sales volumes	(53)
Unit operating costs	17
Royalties	4
Inventory write-down	(23)
Transportation costs and other	5

Net decrease	(143)

As reported in current quarter	$(73)

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In the second quarter, our share of Fort Hills’ capital expenditures was $27 million and remains within our annual guidance of $85 million.

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI, and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the second quarter, NYMEX WTI averaged US$27.85 per barrel. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of the NYMEX WTI price less US$11.47 per barrel, for a WCS blend value of US$16.38 per barrel. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$5.43 per barrel, for a WCS blend value of US$22.42 per barrel.

After a period of unprecedented market volatility in the latter half of the first quarter and into the second quarter, global crude markets are stabilizing. The price recovery is the result of improved market conditions with better demand in the second half of the quarter. Restrictions are easing from the COVID-19 economic slowdowns and the loss of production through curtailments initiated by the OPEC+ production community and shut-in production, mainly in North America, are also supporting the market.

22            Management’s Discussion and Analysis

Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended June 30,		Six months ended June 30,
(Amounts reported in CAD$ per barrel of bitumen sold)	2020	2019	2020	2019
Bitumen price realized1 2 3	$6.03	$62.28	$17.34	$55.83
Crown royalties[4]	(0.10)	(1.19)	(0.64)	(1.45)
Transportation costs for FRB[5]	(16.01)	(9.41)	(11.24)	(9.83)
Adjusted operating costs1 2 6	(19.07)	(28.06)	(29.54)	(28.69)

Operating netback1 2	$(29.15)	$23.62	$(24.08)	$15.86

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.
3.

Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

4.

The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.

5.

Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.

6.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation and exclude inventory write-downs.

Outlook

As previously announced, we expect Fort Hills’ annual production to be approximately 100,000 to 120,000 barrels per day, of which Teck’s share is 21.3%. We expect our 2020 share of Fort Hills production will be reduced to approximately 8 to 9 million barrels of bitumen, which will significantly reduce variable costs. However, unit costs for the remaining production will be higher as a result of fixed costs being spread across lower volumes. On the basis of these assumptions, unit operating costs are expected to be CAD$37 to CAD$40 per barrel for the year.

The Fort Hills Partners continue to monitor market conditions and may adjust the operating plan for Fort Hills accordingly. The cost and production outlook for the remainder of 2020 does not include the effects of further impacts that could arise due to COVID-19.

By reducing operations to a single-train facility at Fort Hills and to minimize negative cash flow, we reduced our planned 2020 capital spending in our energy business unit to $85 million from $175 million, unchanged from our disclosure in the first quarter.

23            Management’s Discussion and Analysis

RACE21TM

Work continues on our RACE21™ innovation-driven transformation program with an annualized EBITDA improvement target of $500 million by the end of 2020. This target was set in 2019 and is based on the commodity prices and expected production volumes in effect on December 31, 2019 (US$136.50 per tonne for steelmaking coal, US$2.79 per pound for copper, US$1.04 per pound for zinc and a CAD/U.S. dollar exchange rate of 1.30). At current commodity prices and exchange rates, the EBITDA improvement outcomes would be significantly lower.

During the first and second quarters, responding to the challenges presented by COVID-19, our RACE21TM team members mostly transitioned to working remotely with reduced deployment at sites. During this time, the team focused on locking in projects implemented in 2019 and on advancing improvement projects planned for 2020 and 2021.

As we move into the second half of 2020, deployment of these projects is continuing to ramp-up. Our ability to achieve our targets on our planned timeline is uncertain because it will be impacted by the duration and severity of the pandemic. If the challenges associated with COVID-19 persist, timing to achieve the annualized EBITDA improvement targets could be delayed. We will provide an update on timing in our third quarter reporting.

In 2019, we made an initial investment for RACE21TM of $55 million. During the first phase of 2020 (from January 1 to April 30), we planned an additional investment of $140 million, but ended the phase well below plan at $72 million. For the second phase of 2020 (from May 1 to August 31), we are expecting to make an additional $120 million investment in the program.

Consistent with our previous disclosures, the approach to capturing value will continue to be based on aligning investment with expected EBITDA improvements and individual RACE21TM projects will continue to be evaluated and advanced based on their potential value creation merits and considered in the context of our capital allocation framework.

Our ability to achieve the expected EBITDA improvements from the RACE21™ projects is dependent on the achievement of the expected production and operating results, including cost reductions, the ability of our transportation service providers to move additional product to market, future commodity prices and exchange rates and various other factors.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $262 million in the second quarter compared with $198 million a year ago. Significant items in the quarter included an $88 million remeasurement loss on our decommissioning and restoration provisions for closed operations, primarily due to changes in discount rates, $23 million of share-based compensation expense and $26 million for take or pay contract costs. This was partly offset by $40 million of positive pricing adjustments and $28 million of gains on commodity derivatives.

In the second quarter, we expensed approximately $260 million in costs associated with COVID-19, of which $151 million was recorded through other operating income and expense including $133 million of costs associated with the temporary suspension of construction on our QB2 project. More details on the financial impacts of COVID-19 in the second quarter can be found on page 8.

24            Management’s Discussion and Analysis

The table below outlines our outstanding receivable positions, provisionally valued at June 30, 2020 and March 31, 2020.

	Outstanding at		Outstanding at
	June 30, 2020		March 31, 2020
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.
Copper	81	2.73	101	2.18
Zinc	117	0.93	248	0.85

Our finance expense of $116 million in the second quarter increased by $34 million from a year ago. Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reason for the increase compared to the same period last year was approximately $52 million less interest capitalized against our development projects. We ceased capitalization of interest on the QB2 project when we suspended construction activities due to COVID-19. We will recommence capitalization of interest on the project when construction resumes.

Finance expense in 2020 will include interest on draws on the QB2 project financing, which will be capitalized from the date construction resumes on the QB2 project.

Income Taxes

Recovery for income and resource taxes was $66 million, or 26% of pre-tax loss of $251 million. We would typically expect, excluding any unusual items, our overall effective tax rate to be higher than the Canadian statutory income tax rate of 27% due primarily to resource taxes and higher tax rates in some foreign jurisdictions. This quarter, losses from our energy and corporate business units, which are not subject to resource or foreign taxes, contributed to reducing our overall effective tax rate to 26%.

Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and both cash income and resource taxes in foreign jurisdictions.

25            Management’s Discussion and Analysis

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	June 30, 2020	December 31, 2019
Unsecured term notes	$3,491	$3,209
US$5 billion of revolving credit facilities	80	—
QB2 US$2.5 billion limited recourse project finance facility	438	—
Lease liabilities	533	518
Other	24	26
Less unamortized fees and discounts	(48)	(31)

Debt (US$ in millions)	$4,518	$3,722

Debt (Canadian $ equivalent)[1] (A)	$6,157	$4,834
Less cash balances	(336)	(1,026)

Net debt[2] (B)	$5,821	$3,808

Equity (C)	$21,598	$22,074
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	21%	15%
Net debt to adjusted EBITDA ratio2 3	2.0x	0.9x
Weighted average coupon rate on the term notes	5.5%	5.6%

Notes:

1.	Translated at period end exchange rates.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our liquidity remains strong at $6.9 billion inclusive of $430 million in cash as at July 22, 2020.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is a requirement for our net debt to capitalization ratio(1) (2) not to exceed 60%. That ratio was 22% at June 30, 2020.

We have US$5.0 billion with two committed revolving credit facilities, of which US$4 billion is committed to November 2024. On June 30, 2020, we obtained a new US$1 billion facility, which is committed to June 2022. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. We have no significant debt maturities prior to 2030 and we have investment grade credit ratings from all four credit rating agencies. At July 22, 2020, US$195 million was drawn on the US$4 billion facility.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that secure our reclamation and other obligations. The amounts issued under these facilities totaled approximately $2.6 billion at June 30, 2020. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

26            Management’s Discussion and Analysis

During the quarter, we issued US$550 million of notes due July 2030. These notes bear interest at 3.90% per annum. We used the US$542 million of net proceeds to purchase US$104 million of our 4.5% notes due 2021, US$52 million of 4.75% notes due 2022 and US$112 million of 3.75% notes due 2023. The remainder of the proceeds were used to repay amounts drawn on our US$4.0 billion revolving credit facility. We also issued a notice of redemption for the remaining US$13 million of our 4.5% notes due 2021, and expect to complete the redemption on July 30.

We drew US$388 million on the US$2.5 billion limited recourse project financing facility in the second quarter to fund the development of the QB2 project. Going forward, project funding will be from the project financing until the project reaches a specific ratio of project financing to total shareholders funding. Teck’s next contributions to project capital are not expected until the first half of 2021, subject to the impact of COVID-19 on the project schedule and timing of capital spending. We do not expect COVID-19 impacts to prevent us from drawing on the project finance facility.

Operating Cash Flow

Cash flow from operations in the second quarter was $300 million compared with $1.1 billion a year ago, with the decrease primarily due to substantially lower commodity prices in the quarter compared with a year ago.

During the second quarter, changes in working capital items resulted in a source of cash of $76 million compared with $139 million a year ago.

Investing Activities

Expenditures on property, plant and equipment were $792 million in the second quarter, including $446 million for the QB2 project and $247 million on sustaining capital. The largest components of sustaining expenditures were $136 million at our steelmaking coal operations, $44 million at Red Dog, $27 million at Fort Hills and $13 million at Antamina.

Capitalized production stripping costs were $97 million in the second quarter compared with $170 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal mines.

The table below summarizes our year-to-date capital spending for 2020:

($ in millions)	Sustaining	Growth	RACE21TM	QB2 Project	Sub-total	Capitalized Stripping	Total
Steelmaking coal	$287	$140	$12	$—	$439	$179	$618
Copper	67	20	—	914	1,001	68	1,069
Zinc	89	1	4	—	94	22	116
Energy	67	1	—	—	68	—	68
Corporate	6	—	2	—	8	—	8

	$516	$162	$18	$914	$1,610	$269	$1,879

Financing Activities

Our financing activities are noted above in the liquidity section and include the debt issuance and note purchases that occurred in the second quarter. In addition, we drew on the QB2 project financing facility and used some of the proceeds of the debt issuance to repay drawings on our US$4.0 billion revolving credit facility.

27            Management’s Discussion and Analysis

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2020, $3.2 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce. While price volatility will remain a significant factor in our industry, we have taken steps to insulate our company from its effects, including strengthening our balance sheet and credit ratings by reducing debt.

We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty and COVID-19 have had a significant negative effect on the prices for our products in the second quarter. The extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets over the remainder of the year and going forward is not known at this time, but could be material.

28            Management’s Discussion and Analysis

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole. The sensitivities below are based on our updated production guidance for the second half of 2020 outlined on page 36.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our reinstated 2020 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.35, is as follows:

	2020 Mid-Range Production Estimates1 4	Change		Estimated Effect of Change On Profit[2]	Estimated Effect on EBITDA[2]
				($ in millions)	($ in millions)
US$ exchange		CAD$	0.01	$31	$46
Steelmaking coal (million tonnes)	21.5	US$	1/tonne	$17	$26
Copper (000’s tonnes)	282.5	US$	0.01/lb.	$5	$8
Zinc (000’s tonnes)[3]	890.0	US$	0.01/lb.	$9	$12
WCS (million bbl)[4]	7.0	US$	1/bbl	$4	$6

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.

The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

3.	Zinc includes 310,000 tonnes of refined zinc and 580,000 tonnes of zinc contained in concentrate.
4.

Bitumen volumes from our energy business unit. Volumes are based on Fort Hills’ current production levels of approximately 90,000 barrels per day (19,000 Teck’s share), and not based on 2020 mid-range production estimates of 8 to 9 million barrels of bitumen.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

29            Management’s Discussion and Analysis

GUIDANCE

We have issued guidance for the second half of 2020 with revisions to reflect the continued uncertainty around the extent and duration of the impact of COVID-19 on demand and prices for commodities.

There is still uncertainty over the extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets over the remainder of the year and going forward. Accordingly, the ability for us to achieve the guidance provided throughout this document is dependent on various factors, which includes the COVID-19 pandemic and how it might affect us, our customers and our suppliers.

Since the launch of our cost reduction program at the beginning of the fourth quarter of 2019, we have realized approximately $250 million in operating cost reductions and $430 million in capital cost reductions. These reductions are against our expected spending that was contemplated at the end of June 2019. The realized and the remaining targeted cost reductions are included in our below noted guidance.

We have changed the categories under which we present our capital expenditures guidance. Going forward, we will present capital expenditures as sustaining, growth or capitalized stripping. We will continue to report QB2 capital expenditures separately. Spending previously categorized as major enhancement capital is now primarily considered sustaining capital and new mine development is now included in growth capital. The Neptune Bulk Terminals upgrade and our RACE21TM innovation-driven business transformation program are considered growth capital.

30            Management’s Discussion and Analysis

Production Guidance

The table below shows our share of production of our principal products for 2019, our actual production from the first half (H1) of 2020, our guidance for production for the second half (H2) of 2020 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum, refined silver and bitumen)	2019	Previous 2020 Guidance	Actuals H1 2020	Guidance H2 2020	Three-Year Guidance 2021 –2023
PRINCIPAL PRODUCTS
Steelmaking coal (million tonnes)	25.7	23 – 25	10.0	11 – 12	26 – 27
Copper1 2 3
Highland Valley Copper	121.3	133 – 138	56.4	70 – 75	145 – 165
Antamina	100.9	88 – 92	35.1	45 – 50	90
Carmen de Andacollo	54.0	57 – 62	31.5	27 – 30	50 – 55
Quebrada Blanca [5]	21.1	7 – 8	6.8	3 – 5	—

	297.3	285 – 300	129.8	145 –160	285 – 310

Zinc1 2 4
Red Dog	552.4	500 – 535	212.3	260 – 285	500 – 540
Antamina	68.3	100 – 105	36.0	55 – 60	90 – 100
Pend Oreille	19.4	—	—	—	—

	640.1	600 – 640	248.3	315 – 345	590 – 640

Refined zinc
Trail Operations	287.4	305 – 315	148.7	155 – 165	305 – 315
Bitumen (million barrels)2 6
Fort Hills	12.3	8 – 9	4.6	3.4 – 4.4	14

OTHER PRODUCTS
Lead[1]
Red Dog	102.8	95 – 100	44.8	45 – 50	80 – 90
Refined lead
Trail Operations	69.0	60 – 70	36.9	30 – 35	65 – 70
Molybdenum (million pounds)1 2
Highland Valley Copper	6.6	4.5 – 5.5	2.2	1.2 – 2.0	3.0 – 4.5
Antamina	1.8	2.0	1.1	1.0 – 1.0	2.0 – 3.0

	8.4	6.5 – 7.5	3.3	2.2 – 3.0	5.0 – 7.5

Refined silver (million ounces)
Trail Operations	14.0	10 – 12	6.2	5 – 6	N/A

Notes:

1.	Metal contained in concentrate.
2.

We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	Excludes production from QB2 for three-year guidance 2021–2023.
6.

The 2021–2023 bitumen production guidance is unchanged from previously issued guidance and assumes that Fort Hills is fully operational. At this time, Fort Hills is operating as a one-train facility with reduced production. If this continues beyond 2020, the three-year production guidance will be lower than noted above.

31            Management’s Discussion and Analysis

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q2 2020	Q3 2020 Guidance
Steelmaking coal (million tonnes)	5.0	5.0 – 5.4
Zinc (000’s tonnes)[1]
Red Dog	93	160 – 180

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2019, our previous annual 2020 guidance for unit costs, our actual unit costs for the first half (H1) of 2020 and our current unit cost guidance for the second half (H2) of 2020.

	2019	Previous 2020 Guidance	Actuals H1 2020	H2 2020 Guidance
Steelmaking coal[1]
Adjusted site cash cost of sales[5]	$65	$63 – 67	$66	$60 – 64
Transportation costs	39	40 – 43	41	39 – 42
Inventory write-down	1	—	3	—

Unit costs[5] – CAD$/tonne	$105	103 – 110	$110	$99 – 106

Copper[2]
Total cash unit costs[5] (US$/lb.)	$1.68	$1.55 – 1.65	$1.56	$1.45 – 1.55
Net cash unit costs3 5 (US$/lb.)	1.39	1.25 – 1.35	1.31	1.20 – 1.30
Zinc[4]
Total cash unit costs[5] (US$/lb.)	$0.51	$0.55 – 0.60	$0.46	$0.60 – 0.65
Net cash unit costs3 5 (US$/lb.)	0.34	0.40 – 0.45	0.44	0.40 – 0.50
Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$29.24	$37 – 40	$29.54	$37 – 40

Notes:

1.	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
2.

Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for H2 2020 assumes a zinc price of US$0.93 per pound, a molybdenum price of US$8 per pound, a silver price of US$17 per ounce, a gold price of US$1,725 per ounce and a Canadian/U.S. dollar exchange rate of $1.36.

3.	After co and by-product margins.
4.

Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for H2 2020 assumes a lead price of US$0.82 per pound, a silver price of US$17 per ounce and a Canadian/U.S. dollar exchange rate of $1.36. By-products include both by-products and co-products.

5.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

32            Management’s Discussion and Analysis

Capital Expenditure Guidance

The table below shows our capital expenditures for 2019 and our capital expenditures guidance for 2020. Our 2020 guidance includes targeted reductions of expenditures under our cost reduction program and reflects the new categories of capital expenditures noted on page 35.

(Teck’s share in CAD$ millions)	2019	Previous 2020 Guidance	Change	Current 2020 Guidance
Sustaining
Steelmaking coal[1]	$558	$615	$15	$630
Copper	230	225	(65)	160
Zinc	228	175	5	180
Energy	150	85	—	85
Corporate	16	10	—	10

	$1,182	$1,110	$(45)	$1,065

Growth
Steelmaking coal	$192	$390	(30)	$360
Copper[3]	115	50	(15)	35
Zinc	32	5	—	5
Energy	41	—	—	—
RACE21TM 2	6	85	(20)	65

	$386	$530	$(65)	$465

Total
Steelmaking coal	$750	$1,005	$(15)	$990
Copper	345	275	(80)	195
Zinc	260	180	5	185
Energy	191	85	—	85
Corporate	16	10	—	10
RACE21TM	6	85	(20)	65

	$1,568	$1,640	$(110)	$1,530
QB2 capital expenditures	$1,220	$2,420	$(600)	$1,820

Total before SMM and SC contributions	2,788	4,060	(710)	3,350
Estimated SMM and SC contributions to capital expenditures[4]	(1,035)	(660)	—	(660)
Estimated QB2 project financing draw	—	(1,760)	600	(1,160)

Total, net of partner contributions and project financing	$1,753	$1,640	$(110)	$1,530

Notes:

1)	Steelmaking coal sustaining capital guidance includes $305 million of water treatment capital. 2019 includes $176 million of water treatment capital.
2)

RACE21TM capital expenditures for 2020 include $50 million relating to steelmaking coal, $5 million relating to copper, $5 million relating to zinc and the remainder relating to corporate projects. We also expect to spend approximately $130 million on RACE21TM for research and innovation expenses and intangible assets in 2020.

3)	Copper growth guidance for 2020 includes studies for QB3, Zafranal, San Nicolás and Galore Creek.
4)	Total SMM and SC contributions were $1.7 billion.

33            Management’s Discussion and Analysis

Capital Expenditure Guidance – Capitalized Stripping

(Teck’s share in CAD$ millions)	2019	Previous 2020 Guidance	Changes	Current 2020 Guidance
Steelmaking coal	$443	$370	$(30)	$340
Copper	192	200	(50)	150
Zinc	45	55	(5)	50

	$680	$625	$(85)	$540

QUARTERLY (LOSS) PROFIT AND CASH FLOW

	2020		2019				2018
(in millions, except for share data)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$1,720	$2,377	$2,655	$3,035	$3,138	$3,106	$3,247	$3,209	$3,016
Gross profit	139	398	460	787	1,051	1,042	1,011	1,009	1,241
EBITDA (loss)1 2	177	45	(1,904)	1,036	827	1,410	1,164	2,073	1,413
Profit (loss) attributable to shareholders	(149)	(312)	(1,835)	369	231	630	433	1,281	634
Basic earnings (loss) per share	$(0.28)	$(0.57)	$(3.33)	$0.66	$0.41	$1.11	$0.75	$2.23	$1.10
Diluted earnings (loss) per share	$(0.28)	$(0.57)	$(3.33)	$0.66	$0.41	$1.10	$0.75	$2.20	$1.09
Cash flow from operations	$300	$279	$782	$1,062	$1,120	$520	$1,337	$877	$1,105

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of policy judgment are consistent with those reported in our 2019 annual consolidated financial statements. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in our 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

Areas of Judgment

a)	Assessment of Impairment Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, interest rates, inflation rates, our market capitalization, reserves and resources, mine plans and operating results.

34            Management’s Discussion and Analysis

As at June 30, 2020, we did not identify any indicators of impairment of our assets and as a result, we did not perform an impairment test. During the first quarter of 2020, we performed an impairment test related to our interest in Fort Hills due to lower market expectations for future WCS heavy oil prices over the next three years combined with reduced production, as outlined below.

Critical Accounting Estimates

a)	COVID-19 Economic Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are far-reaching. To date there has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has become restricted. There continues to be significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts it may have on demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets.

We continued to make efforts to safeguard the health of our employees, while continuing to operate safely and responsibly maintain employment and economic activity. These measures combined with commodity market fluctuations resulting from COVID-19 have affected our financial results.

We recorded inventory net realizable value write-downs of $42 million related to our energy and zinc businesses in the first quarter of 2020 and inventory write-downs of $57 million related to our energy, steelmaking coal and zinc businesses in the second quarter of 2020. Additional write-downs of inventory or reversals of the write-downs taken this period may occur over the balance of 2020 as commodity prices and foreign exchange rates fluctuate. At the onset of the pandemic, we slowed or suspended operations at certain of our mines to safeguard the health of our employees. When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels. Additionally, any abnormal COVID-19 related costs, such as idle labour, are expensed as incurred. As a result, our mine operating costs were higher in the second quarter of 2020 as these fixed overhead and abnormal costs were expensed in the period.

We recorded a property, plant and equipment impairment in the first quarter of 2020 of $647 million related to our interest in Fort Hills. There is heightened potential for further impairments over the balance of 2020. In the current environment, assumptions about future commodity prices, exchange rates, interest rates and customer credit performance are subject to greater variability than normal, which could in future significantly affect the valuation of our assets, both financial and non-financial. Our understanding of the longer-term impacts of COVID-19 on commodity markets continues to develop and, there is heightened potential for changes in these estimates over the balance of 2020.

In the second quarter, we expensed costs of approximately $260 million relating to COVID-19 as a result of reduced production levels at our operations, including the temporary shut-down of our Antamina operations, the suspension of construction on our QB2 project, increased safety equipment requirements and physical distancing measures. Of the $260 million, $34 million was recorded in cost of sales and $151 million was recorded in other operating income (expense). The remaining $75 million of costs relates to interest that would have been capitalized if QB2 was not suspended.

b)	Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine plans, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. These inputs are

35            Management’s Discussion and Analysis

based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income and the resulting carrying values of assets.

The recoverable amount of each cash-generating unit (CGU) or group of CGUs is determined as the higher of its fair value less costs of disposal and its value in use.

As at June 30, 2020, we did not identify impairment indicators relating to our assets and as a result, we did not perform an impairment test.

During the first quarter of 2020, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $647 million as a result of lower market expectations for future WCS heavy oil prices, over the next three years and reduced production. The economic model for determining the amount of impairment of our interest in Fort Hills assumes a current WCS heavy oil price in 2020 and increases to a long-term WCS price of US$50 per barrel in 2024. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. A 5.4% real, 7.5% nominal, post-tax discount rate was used to discount our cash flow projections based on an oil sands weighted average cost of capital. Cash flow projections used in the 2020 analysis were based on current life of mine plans at the testing date and cash flows covered a period of 41 years. These plans include temporarily operating as a single train facility in 2020 and 2021, reducing production rates to approximately 50% of capacity with an increase to full production rates in 2022.

The recoverable amount of Fort Hills is most sensitive to changes in WCS oil prices, the Canadian/U.S. dollar exchange rates and discount rates. In isolation, a US$1 decrease in the long-term WCS oil price would result in a reduction in the recoverable amount of $147 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $51 million. A 25-basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $117 million.

OUTSTANDING SHARE DATA

As at July 22, 2020, there were 523.3 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 24.9 million share options outstanding with exercise prices ranging between $5.34 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 24 of our 2019 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In the first quarter of 2020, we moved all of our corporate office staff and many site administrative staff offsite to work remotely, which continued through the second quarter. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

36            Management’s Discussion and Analysis

REVENUES AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019
REVENUES
Steelmaking coal	$792	$1,588	$1,815	$3,140

Copper
Highland Valley Copper	213	263	418	481
Antamina	101	234	295	454
Carmen de Andacollo	66	108	210	251
Quebrada Blanca	25	41	52	90

	405	646	975	1,276

Zinc
Trail Operations	395	496	847	967
Red Dog	171	229	421	575
Pend Oreille	–	22	–	47
Other	2	2	4	4
Intra-segment revenues	(89)	(140)	(185)	(272)

	479	609	1,087	1,321
Energy	44	295	220	507

TOTAL REVENUES	$1,720	$3,138	$4,097	$6,244

GROSS PROFIT (LOSS)
Steelmaking coal	$58	$720	$304	$1,446

Copper
Highland Valley Copper	59	50	102	71
Antamina	37	120	119	242
Carmen de Andacollo	4	20	38	35
Quebrada Blanca	2	(15)	–	(2)
Other	1	(1)	–	(2)

	103	174	259	344

Zinc
Trail Operations	(10)	(22)	(21)	(33)
Red Dog	80	142	196	291
Pend Oreille	–	(5)	–	(3)
Other	3	8	17	19

	73	123	192	274
Energy	(95)	34	(218)	29

TOTAL GROSS PROFIT	$139	$1,051	$537	$2,093

37            Management’s Discussion and Analysis

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019
OPERATING COSTS
Steelmaking coal	$373	$413	$729	$809

Copper
Highland Valley Copper	112	150	231	290
Antamina	38	63	96	116
Carmen de Andacollo	47	66	123	165
Quebrada Blanca	21	47	44	73
Other	(1)	1	–	2

	217	327	494	646

Zinc
Trail Operations	128	137	254	263
Red Dog	44	32	98	86
Pend Oreille	–	26	–	47
Other	(1)	(6)	(13)	(15)

	171	189	339	381
Energy	54	93	190	175

Total operating costs	$815	$1,022	$1,752	$2,011

TRANSPORTATION COSTS
Steelmaking coal	$197	$250	$439	$490

Copper
Highland Valley Copper	8	10	17	20
Antamina	3	7	11	13
Carmen de Andacollo	3	6	11	13
Quebrada Blanca	–	–	1	1

	14	23	40	47

Zinc
Trail Operations	37	38	75	74
Red Dog	17	22	42	52
Pend Oreille	–	–	–	1

	54	60	117	127
Energy	29	32	59	58

Total transportation costs	$294	$365	$655	$722

38            Management’s Discussion and Analysis

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019
RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$217	$322	$494	$622
Intra-segment purchases	(89)	(140)	(185)	(272)

	128	182	309	350
Energy (diluent and non-proprietary blend purchases)	34	100	134	182

Total raw material purchases	$162	$282	$443	$532

ROYALTY COSTS
Steelmaking coal	$2	$6	$6	$13

Copper
Antamina	–	7	5	11

Zinc
Red Dog	(6)	10	7	94
Pend Oreille	–	–	–	–

	(6)	10	7	94

Total royalty costs	$(4)	$23	$18	$118

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$162	$199	$337	$382

Copper
Highland Valley Copper	34	53	68	100
Antamina	23	37	64	72
Carmen de Andacollo	12	16	38	38
Quebrada Blanca	2	9	7	18

	71	115	177	228
Zinc
Trail Operations	23	21	45	41
Red Dog	36	23	78	52
Pend Oreille	–	1	–	2

	59	45	123	95
Energy	22	36	55	63

Total depreciation and amortization	$314	$395	$692	$768

TOTAL COST OF SALES	$1,581	$2,087	$3,560	$4,151

39            Management’s Discussion and Analysis

CAPITALIZED STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019
Steelmaking coal	$60	$115	$179	$258
Copper
Highland Valley Copper	20	22	43	45
Antamina	3	29	21	51
Carmen de Andacollo	1	1	4	4

	24	52	68	100

Zinc
Red Dog	13	3	22	11

Total	$97	$170	$269	$369

40            Management’s Discussion and Analysis

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Steelmaking coal
Waste production (million BCM’s)	56.6	75.1	122.1	145.9
Clean coal production (million tonnes)	5.1	6.4	10.0	12.5
Clean coal strip ratio (waste BCM’s/coal tonnes)	11.1:1	11.7:1	12.2:1	11.6:1
Sales (million tonnes)	5.0	6.4	10.7	12.6

Highland Valley Copper
Tonnes mined (000’s)	25,607	27,297	51,460	53,705
Tonnes milled (000’s)	11,936	13,100	23,562	25,402
Copper
Grade (%)	0.29	0.28	0.28	0.27
Recovery (%)	86.3	83.0	85.4	82.7
Production (000’s tonnes)	29.3	30.2	56.4	56.2
Sales (000’s tonnes)	28.5	31.3	55.7	57.6
Molybdenum
Production (million pounds)	1.0	2.2	2.2	4.0
Sales (million pounds)	0.9	2.0	2.3	3.2

Antamina
Tonnes mined (000’s)	13,975	58,994	66,847	116,894
Tonnes milled (000’s)
Copper-only ore	4,357	7,027	11,066	13,252
Copper-zinc ore	2,378	5,837	8,575	11,077

	6,735	12,864	19,641	24,329

Copper[1]
Grade (%)	0.91	1.02	0.89	1.03
Recovery (%)	86.1	87.7	86.3	88.6
Production (000’s tonnes)	54.6	115.1	155.8	221.3
Sales (000’s tonnes)	56.1	110.6	150.9	213.2

Zinc[1]
Grade (%)	2.38	1.59	2.13	1.58
Recovery (%)	87.0	85.2	86.6	84.9
Production (000’s tonnes)	48.3	79.1	160.0	152.4
Sales (000’s tonnes)	41.0	76.6	149.9	149.0

Molybdenum
Production (million pounds)	1.6	1.2	4.8	1.7
Sales (million pounds)	1.5	0.9	5.0	2.6

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

41            Management’s Discussion and Analysis

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Carmen de Andacollo
Tonnes mined (000’s)	6,579	5,578	13,066	11,615
Tonnes milled (000’s)	4,663	4,157	9,455	8,347
Copper
Grade (%)	0.35	0.39	0.38	0.39
Recovery (%)	83.3	88.9	85.7	88.9
Production (000’s tonnes)	13.7	14.8	30.4	28.8
Sales (000’s tonnes)	9.4	14.5	29.7	32.9
Copper cathode
Production (000’s tonnes)	0.4	0.5	1.1	1.2
Sales (000’s tonnes)	0.8	0.5	1.3	1.2
Gold[1]
Production (000’s ounces)	12.7	13.1	27.5	26.3
Sales (000’s ounces)	9.0	13.8	27.9	32.2

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Production (000’s tonnes)	3.5	5.5	6.8	11.1
Sales (000’s tonnes)	3.3	5.1	7.0	10.9

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	126	138	273	283
Lead	29	28	62	60
Metal production
Zinc (000’s tonnes)	70.0	74.4	148.7	148.6
Lead (000’s tonnes)	17.8	15.9	36.9	34.9
Silver (million ounces)	2.9	3.9	6.2	6.8
Gold (000’s ounces)	6.7	10.1	17.4	17.7
Metal sales
Zinc (000’s tonnes)	69.5	74.4	149.8	149.6
Lead (000’s tonnes)	19.0	16.8	36.2	34.2
Silver (million ounces)	3.0	3.9	6.4	6.8
Gold (000’s ounces)	6.0	10.3	16.2	16.9

42            Management’s Discussion and Analysis

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Red Dog
Tonnes mined (000’s)	2,734	2,127	5,477	4,259
Tonnes milled (000’s)	859	1,197	1,995	2,084
Zinc
Grade (%)	12.6	15.6	13.4	15.3
Recovery (%)	77.9	84.9	79.7	84.0
Production (000’s tonnes)	83.9	158.0	212.3	268.2
Sales (000’s tonnes)	92.8	86.2	226.7	216.7
Lead
Grade (%)	3.9	4.3	4.0	4.2
Recovery (%)	64.5	57.0	56.4	54.8
Production (000’s tonnes)	21.5	29.0	44.8	47.9
Sales (000’s tonnes)	2.8	–	2.8	–

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

We have changed our calculations of adjusted profit attributable to shareholders and adjusted EBITDA to include additional items that we have not previously included in our adjustments and have also changed our debt ratios to compare debt and net debt to adjusted EBITDA rather than EBITDA. These changes were made from January 1, 2020 onwards and comparative figures have been restated to conform to the current period presentation. In addition to items previously adjusted, our adjusted profit attributable to shareholders and adjusted EBITDA now include adjustments for environmental costs, including changes relating to the remeasurement of decommissioning and restoration costs for our closed operations due to changes in discount rates, share-based compensation costs, inventory write-downs and reversals and commodity derivatives. We believe that by including these items, which reflect measurement changes on our balance sheet, in our adjustments, our adjusted profit attributable to shareholders and adjusted EBITDA will reflect the recurring results of our core operating activities. This revised presentation will help us and readers to analyze the rest of our results more clearly and to understand the ongoing cash generating potential of our business. With respect to our debt ratios, we believe that using adjusted EBITDA, will present a more meaningful basis for us and the reader to understand the debt service capacity of our core operating activities.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect

43            Management’s Discussion and Analysis

measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe adjusted profit helps us and readers better understand the results of our core operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product

44            Management’s Discussion and Analysis

cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Debt to Adjusted EBITDA ratio – debt to adjusted EBITDA ratio takes total debt as reported and divides that by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay all of the outstanding debt.

Net debt to Adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

45            Management’s Discussion and Analysis

Net debt to capitalization ratio – net debt to capitalization ratio is net debt divided by the sum of total debt plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

Profit (Loss) and Adjusted Profit

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Profit (loss) attributable to shareholders	$(149)	$231	$(461)	$861
Add (deduct) on an after-tax basis:
Asset impairment	–	109	474	109
COVID-19 costs	147	–	169	–
Environmental costs	69	25	(18)	54
Inventory write-downs (reversals)	38	9	65	1
Share-based compensation	17	7	(5)	19
Commodity derivative losses (gains)	(20)	8	(5)	(6)
Debt prepayment option gain	–	(26)	–	(77)
Loss on debt redemption or purchase	8	166	8	166
Taxes and other	(21)	(31)	(44)	(42)

Adjusted profit attributable to shareholders[1]	$89	$498	$183	$1,085

Adjusted basic earnings per share1 2	$0.17	$0.88	$0.34	$1.92

Adjusted diluted earnings per share1 2	$0.17	$0.87	$0.34	$1.90

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2020	2019	2020	2019
Basic earnings (loss) per share	$(0.28)	$0.41	$(0.86)	$1.52
Add (deduct):
Asset impairment	–	0.19	0.88	0.19
COVID-19 costs	0.28	–	0.31	–
Environmental costs	0.13	0.04	(0.03)	0.10
Inventory write-downs (reversals)	0.07	0.02	0.12	0.01
Share-based compensation	0.03	0.01	(0.01)	0.03
Commodity derivative losses (gains)	(0.04)	0.01	(0.01)	(0.01)
Debt prepayment option loss (gain)	–	(0.04)	–	(0.13)
Loss on debt redemption or purchase	0.01	0.29	0.01	0.29
Taxes and other	(0.03)	(0.05)	(0.07)	(0.08)

Adjusted basic earnings per share	$0.17	$0.88	$0.34	$1.92

46            Management’s Discussion and Analysis

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2020	2019	2020	2019
Diluted earnings (loss) per share	$(0.28)	$0.41	$(0.86)	$1.51
Add (deduct):
Asset impairment	—	0.19	0.88	0.19
COVID-19 costs	0.28	—	0.31	—
Environmental costs	0.13	0.04	(0.03)	0.10
Inventory write-downs (reversals)	0.07	0.02	0.12	—
Share-based compensation	0.03	0.01	(0.01)	0.03
Commodity derivative losses (gains)	(0.04)	0.01	(0.01)	(0.01)
Debt prepayment option gain	—	(0.04)	—	(0.13)
Debt redemption loss	0.01	0.29	0.01	0.29
Taxes and other	(0.03)	(0.06)	(0.07)	(0.08)

Adjusted diluted earnings per share	$0.17	$0.87	$0.34	$1.90

47            Management’s Discussion and Analysis

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2019		(B) Six Months ended June 30, 2019	(C) Six months ended June 30, 2020	(A-B+C) Twelve months ended June 30, 2020
Profit (loss)	$(588)		$894	$(496)	$(1,978)
Finance expense net of finance income	218		116	161	263
Provision for (recovery of) income taxes	120		459	(135)	(474)
Depreciation and amortization	1,619		768	692	1,543

EBITDA	$1,369		$2,237	$222	$(646)
Add (deduct):
Asset impairment	2,678		171	647	3,154
COVID-19 costs	—		—	229	229
Environmental costs	197		77	(25)	95
Inventory write-downs (reversals)	60		2	93	151
Share-based compensation	4		25	(7)	(28)
Commodity derivative losses (gains)	(17)		(8)	(7)	(16)
Debt prepayment option gain	(105)		(105)	—	—
Loss on debt redemption or purchase	224		224	11	11
Taxes and other	51		1	(70)	(20)

Adjusted EBITDA	$4,461	(D)	$2,624	$1,093	$2,930	(E)

Total debt at period end	$4,834	(F)			$6,157	(G)
Less: cash and cash equivalents at period end	(1,026)				(336)

Net debt	$3,808	(H)			$5,821	(I)

Debt to adjusted EBITDA ratio	1.1	(F/D)			2.1	(G/E)
Net Debt to adjusted EBITDA ratio	0.9	(H/D)			2.0	(I/E)
Equity attributable to shareholders of the company	21,304	(J)			20,814	(K)
Net debt to capitalization ratio	0.15	(H/(F+J))			0.22	(I/(G+K))

48            Management’s Discussion and Analysis

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Profit (loss)	$(185)	$250	$(496)	$894
Finance expense net of finance income	114	62	161	116
Provision for (recovery of) income taxes	(66)	120	(135)	459
Depreciation and amortization	314	395	692	768

EBITDA	177	827	222	2,237

Add (deduct):
Asset impairment	—	171	647	171
COVID-19 costs	185	—	229	—
Environmental costs	96	36	(25)	77
Inventory write-downs (reversals)	57	13	93	2
Share-based compensation	23	9	(7)	25
Commodity derivative losses (gains)	(28)	11	(7)	(8)
Debt prepayment option gain	—	(35)	—	(105)
Loss on debt redemption or purchase	11	224	11	224
Taxes and other	(36)	8	(70)	1

Adjusted EBITDA	$485	$1,264	$1,093	$2,624

49            Management’s Discussion and Analysis

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Gross profit	$139	$1,051	$537	$2,093
Depreciation and amortization	314	395	692	768

Gross profit before depreciation and amortization	$453	$1,446	$1,229	$2,861

Reported as:
Steelmaking coal	$220	$919	$641	$1,828

Copper
Highland Valley Copper	93	103	170	171
Antamina	60	157	183	314
Carmen de Andacollo	16	36	76	73
Quebrada Blanca	4	(6)	7	16
Other	1	(1)	—	(2)

	174	289	436	572

Zinc
Trail Operations	13	(1)	24	8
Red Dog	116	165	274	343
Pend Oreille	—	(4)	—	(1)
Other	3	8	17	19

	132	168	315	369
Energy	(73)	70	(163)	92

Gross profit before depreciation and amortization	$453	$1,446	$1,229	$2,861

50            Management’s Discussion and Analysis

Reconciliation of Gross Profit (Loss) Margins Before Depreciation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Revenues
Steelmaking coal (E)	$792	$1,588	$1,815	$3,140
Copper (F)	405	646	975	1,276
Zinc (G)	479	609	1,087	1,321
Energy (H)	44	295	220	507

Total	$1,720	$3,138	$4,097	$6,244

Gross profit (loss), before depreciation and amortization
Steelmaking coal (A)	$220	$919	$641	$1,828
Copper (B)	174	289	436	572
Zinc (C)	132	168	315	369
Energy (D)	(73)	70	(163)	92

Total	$453	$1,446	$1,229	$2,861

Gross profit margins before depreciation
Steelmaking coal (A/E)	28%	58%	35%	58%
Copper (B/F)	43%	45%	45%	45%
Zinc (C/G)	28%	28%	29%	28%
Energy (D/H)	(166)%	24%	(74)%	18%

51            Management’s Discussion and Analysis

Steelmaking Coal Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019
Cost of sales as reported	$734	$868	$1,511	$1,694
Less:
Transportation costs	(197)	(250)	(439)	(490)
Depreciation and amortization	(162)	(199)	(337)	(382)
Inventory (write-down) reversal	(32)	—	(27)	—
Labour settlement	(4)	—	(4)	—

Adjusted site cash cost of sales	$339	$419	$704	$822

Tonnes sold (millions)	5.0	6.4	10.7	12.6

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales	$68	$66	$66	$65
Transportation costs	39	39	41	39
Inventory write-downs	6	—	3	—
Labour settlement	1	—	—	—

Unit costs – CAD$/tonne	$114	$105	$110	$104

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.39	$1.34	$1.37	$1.33
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$49	$49	$48	$49
Transportation costs	28	29	30	29
Inventory write-downs	5	—	2	—
Labour settlement	1	—	—	—

Unit costs – US$/tonne	$83	$78	$80	$78

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

52            Management’s Discussion and Analysis

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019
Revenue as reported	$405	$646	$975	$1,276
By-product revenue (A)	(41)	(90)	(118)	(164)
Smelter processing charges (B)	27	42	64	85

Adjusted revenue	$391	$598	$921	$1,197

Cost of sales as reported	$302	$472	$716	$932
Less:
Depreciation and amortization	(71)	(115)	(177)	(228)
Inventory (write-downs) provision reversal	—	(8)	—	3
By-product cost of sales (C)	(5)	(16)	(25)	(27)

Adjusted cash cost of sales (D)	$226	$333	$514	$680

Payable pounds sold (millions) (E)	116.4	162.6	272.2	321.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$1.94	$2.05	$1.89	$2.12
Smelter processing charges (B/E)	0.23	0.26	0.23	0.26

Total cash unit costs – CAD$/pound	$2.17	$2.31	$2.12	$2.38
Cash margin for by-products – ((A – C)/E)	(0.31)	(0.46)	(0.34)	(0.43)

Net cash unit costs – CAD$/pound	$1.86	$1.85	$1.78	$1.95

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.39	$1.34	$1.37	$1.33

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.40	$1.53	$1.39	$1.59
Smelter processing charges	0.17	0.19	0.17	0.20

Total cash unit costs – US$/pound	$1.57	$1.72	$1.56	$1.79
Cash margin for by-products	(0.22)	(0.34)	(0.25)	(0.32)

Net cash unit costs – US$/pound	$1.35	$1.38	$1.31	$1.47

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

53            Management’s Discussion and Analysis

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019
Revenue as reported	$479	$609	$1,087	$1,321
Less:
Trail Operations revenues as reported	(395)	(496)	(847)	(967)
Other revenues as reported	(2)	(2)	(4)	(4)
Add back: Intra-segment revenues as reported	89	140	185	272

	$171	$251	$421	$622
By-product revenues (A)	(10)	(6)	(12)	(16)
Smelter processing charges (B)	53	47	130	104

Adjusted revenue	$214	$292	$539	$710

Cost of sales as reported	$406	$486	$895	$1,047
Less:
Trail Operations cost of sales as reported	(405)	(518)	(868)	(1,000)
Other cost of sales as reported	1	6	13	15
Add back: Intra-segment purchases as reported	89	140	185	272

	$91	$114	$225	$334

Less:
Depreciation and amortization	(36)	(24)	(78)	(54)
Severance charge	—	(4)	—	(4)
Royalty costs	6	(10)	(7)	(94)
By-product cost of sales (C)	(2)	—	(2)	—

Adjusted cash cost of sales (D)	$59	$76	$138	$182

Payable pounds sold (millions) (E)	173.4	177.3	424.3	437.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.34	$0.43	$0.32	$0.41
Smelter processing charges (B/E)	0.31	0.26	0.31	0.24

Total cash unit costs – CAD$/pound	$0.65	$0.69	$0.63	$0.65
Cash margin for by-products – ((A - C)/E)	(0.05)	(0.03)	(0.02)	(0.03)

Net cash unit costs – CAD$/pound	$0.60	$0.66	$0.61	$0.62

US$ amounts[2]

Average exchange rate (CAD$ per US$1.00)	$1.39	$1.34	$1.37	$1.33

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.25	$0.32	$0.24	$0.31
Smelter processing charges	0.22	0.19	0.22	0.18

Total cash unit costs – US$/pound	$0.47	$0.51	$0.46	$0.49
Cash margin for by-products	(0.04)	(0.02)	(0.02)	(0.03)

Net cash unit costs – US$/pound	$0.43	$0.49	$0.44	$0.46

Notes:

1.	Red Dog and Pend Oreille (closed in July, 2019).
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

54            Management’s Discussion and Analysis

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations1

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019
Revenue as reported	$44	$295	$220	$507
Less:
Cost of diluent for blending	(33)	(90)	(130)	(163)
Non-proprietary product revenue	(1)	(9)	(8)	(17)
Add back: crown royalties (D)	–	4	3	9

Adjusted revenue (A)	$10	$200	$85	$336

Cost of sales as reported	$140	$261	$438	$478
Less:
Depreciation and amortization	(22)	(36)	(55)	(63)
Inventory write-down	(23)	–	(46)	–

Cash cost of sales	$95	$225	$337	$415
Less:
Cost of diluent for blending	(33)	(90)	(130)	(163)
Cost of non-proprietary product purchased	(1)	(10)	(4)	(19)
Transportation for non-proprietary product purchased[3]	(3)	(30)	(4)	(59)
Transportation for costs FRB (C)	(26)	(4)	(55)	(1)

Adjusted operating costs (E)	$32	$91	$144	$173

Blended bitumen barrels sold (000’s)	2,226	4,221	6,645	7,946
Less diluent barrels included in blended bitumen (000’s)	(568)	(1,007)	(1,745)	(1,932)

Bitumen barrels sold (000’s) (B)	1,658	3,214	4,900	6,014

Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$6.03	$62.28	$17,34	$55.83
Crown royalties (D/B)	(0.10)	(1.19)	(0.64)	(1.45)
Transportation costs for FRB (C/B)	(16.01)	(9.41)	(11.24)	(9.83)
Adjusted operating costs (E/B)	(19.07)	(28.06)	(29.54)	(28.69)

Operating netback – CAD$ per barrel	$(29.15)	$23.62	$(24.08)	$15.86

Notes:

1.	Calculated per unit amounts may differ due to rounding.
2.

Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

55            Management’s Discussion and Analysis

Blended Bitumen Price Realized Reconciliation1

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019
Revenue as reported	$44	$295	$220	$507
Less: non-proprietary product revenue	(1)	(9)	(8)	(17)
Add back: crown royalties	–	4	3	9

Blended bitumen revenue (A)	$43	$290	$215	$499
Blended bitumen barrels sold (000’s) (B)	2,226	4,221	6,645	7,946
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$19.30	$68.75	$32.32	$62.77
Average exchange rate (CAD$ per US$1.00) (C)	1.39	1.34	1.37	1.33
Blended bitumen price realized – (US$/barrel) (D/C)[1]	$13.93	$51.40	$23.67	$47.08

Note:

1.	Calculated per unit amounts may differ due to rounding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites; our ability to manage challenges presented by COVID-19; cost reduction program targets and timing of achieving those targets; expected adjusted site cost of sales in our steelmaking coal business unit; QB2 ramp-up plans and expectations; estimated impact of the construction suspension period at our QB2 project; expectations regarding the Neptune Bulk Terminals facility upgrade including benefits and timing of completion of the upgrade, the length of our planned suspension of operations at Neptune Bulk Terminals and the impact of that suspension; our expectations regarding the continued impact of costs associated with COVID-19 response measures on unit costs; estimated annualized EBITDA increase related to the Elkview Operations plant expansion; timing of construction and completion of our Fording AWTF and our SRFs; our expectation that Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs; expected Elk Valley water treatment spending and plans; expectation that Antamina will achieve full production in the third quarter; expectations regarding higher copper production at Highland Valley Copper in the second half of 2020; expectation that our copper operations will operate at full production rates through the second half of 2020; expectations regarding QB2 progress by year end and timing of peak construction; capital cost estimate for the QB2 project and anticipated timing of first production; timing of repairs to the Red Dog barge and expectation that all of Red Dog’s production will be shipped during the shipping season; expected 2020 Fort Hills annual production and unit operating costs; capital spending estimates; targeted annualized EBITDA improvements and other benefits that will be generated from our RACE21TM innovation-driven business transformation program and the associated timing and implementation costs; liquidity and availability of borrowings under our credit

56            Management’s Discussion and Analysis

facilities and the QB2 project finance facility; timing of Teck’s next contributions to QB2 project capital; the accounting treatment of COVID-19 related matters; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, of operations; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Targeted RACE21TM EBITDA improvements depend on, among other matters, achievement of expected production and operating results, ability of transportation service providers to move additional product to market, future commodity prices and exchange rates and various other factors.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Our Guidance tables include footnotes with further assumptions relating to our guidance. Assumptions regarding the benefits of the Neptune Bulk Terminals expansion include assumptions that the relevant project is constructed and operated in accordance with current expectations. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning Fort Hills’ future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced

57            Management’s Discussion and Analysis

demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 protocols on labour intensive activities, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. EBITDA improvements may be impacted by the effectiveness of our projects, actual commodity prices and sales volumes, among other matters. The updated QB2 capital cost estimate and timing of first production do not take into account the impact of the current suspension, and the length of the suspension will impact costs and schedule. Red Dog production may also be impacted by water levels at site.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how quickly our sites can safely return to normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Returning to normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Messrs. Don Mills P.Geo. and Robin Gold P.Eng., each employees of Teck Coal Limited and each a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

58            Management’s Discussion and Analysis